UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND
AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  1  )*
Pactera Technology International Ltd.
(Name of Issuer)

Common shares, par value $0.00139482 per share
(Title of Class of Securities)

6952551091
(CUSIP Number)

GGV Capital
2494 Sand Hill Road, Suite 100
Menlo Park, California 94025
United States of America
Telephone: 650-475-2150

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one common share of the Issuer.

CUSIP No. 695255109		Page 2 of 24 Pages

1.	Names of Reporting Persons Granite Global Ventures (Q.P.) L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,444,138 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,444,138 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,444,138 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.9%(4)
14.	Type of Reporting Person PN

(1) Includes 2,403,078 Common Shares (as defined below) held by Granite Global Ventures (Q.P.) L.P. (“GGV”) and 41,060 Common Shares held by Granite Global Ventures L.P. (“GGV LP” and, together with GGV, the “GGV Entities”). Granite Global Ventures L.L.C. (“GGV GP”) is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock (collectively, the “GGV Committee Members”) are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. The GGV Committee Members own no securities of the Issuer directly. See Item 5.
(2) Excludes from the Common Shares described in footnote (1) above (i) 2,131,095 Common Shares and 1,217,491 Common Shares represented by ADSs held by Granite Global Ventures II L.P. (“GGV II”) and (ii) 44,602 Common Shares and 25,492 Common Shares represented by ADSs held by GGV II Entrepreneurs Fund L.P. (“GGV II EF” and together with GGV II, the “GGV II Entities”). The GGV Entities and GGV GP expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV II Entities and GGV II GP and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV II Entities and Granite Global Ventures II L.L.C. (“GGV II GP”), the sole general partner of each of the GGV II Entities. See Items 4, 5 and 6.
(3) Excludes 7,042,131 Common Shares beneficially owned by Messrs. Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li, Minggang Feng, and Ms. He Jin (collectively, “Pactera Management”).  Pactera Management has entered into a Consortium Agreement (as defined below) with the Sponsor (as defined below) to pursue the Transaction (as defined below). The GGV II Entities, by entering into the Investment Agreement (as defined below) with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons (as defined below) expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC (as defined below) on August 19, 2013.

CUSIP No. 695255109		Page 3 of 24 Pages

1.	Names of Reporting Persons Granite Global Ventures L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,444,138 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,444,138 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,444,138 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.9%(4)
14.	Type of Reporting Person PN

(1) Includes 2,403,078 Common Shares held by GGV and 41,060 Common Shares held by GGV LP. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. The GGV Committee Members own no securities of the Issuer directly. See Item 5.
(2) Excludes from the Common Shares described in footnote (1) above 3,418,680 Common Shares beneficially owned by the GGV II Entities and GGV II GP. The GGV Entities and GGV GP expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV II Entities and GGV II GP and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV II Entities and GV II GP. See Items 4, 5 and 6.
(3) Excludes 7,042,131 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 4 of 24 Pages

1.	Names of Reporting Persons Granite Global Ventures L.L.C.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,444,138 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,444,138 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,444,138 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.9%(4)
14.	Type of Reporting Person OO

(1) Includes 2,403,078 Common Shares held by GGV and 41,060 Common Shares held by GGV LP. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. The GGV Committee Members own no securities of the Issuer directly. See Item 5.
(2) Excludes from the Common Shares described in footnote (1) above 3,418,680 Common Shares beneficially owned by the GGV II Entities and GGV II GP. The GGV Entities and GGV GP expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV II Entities and GGV II GP and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV II Entities and GV II GP. See Items 4, 5 and 6.
(3) Excludes 7,042,131 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 5 of 24 Pages

1.	Names of Reporting Persons Granite Global Ventures II L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,418,680 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,418,680 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,418,680 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.0%(4)
14.	Type of Reporting Person PN

(1) Includes 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs (as defined below) held by GGV II and (ii) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held directly by GGV II EF. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV Committee Members and Messrs. Glenn Solomon and Jixun Foo and Ms. Jenny Lee (collectively, the “GGV II Committee Members”) are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities.  The GGV II Committee Members own no securities of the Issuer directly. See Item 5.
(2) Excludes from the Common Shares described in footnote (1) above 2,444,138 Common Shares beneficially owned by the GGV Entities and GGV GP. The GGV II Entities and GGV II GP expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV Entities and GGV GP and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV Entities and GGV GP. See Items 5 and 6.
(3) Excludes 7,042,131 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 6 of 24 Pages

1.	Names of Reporting Persons GGV II Entrepreneurs Fund L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,418,680 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,418,680 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,418,680 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.0%(4)
14.	Type of Reporting Person PN

(1) Includes 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II and (ii) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held directly by GGV II EF. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV Committee Members and the GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities.  The GGV II Committee Members own no securities of the Issuer directly. See Item 5.
(2) Excludes from the Common Shares described in footnote (1) above 2,444,138 Common Shares beneficially owned by the GGV Entities and GGV GP. The GGV II Entities and GGV II GP expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV Entities and GGV GP and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV Entities and GGV GP. See Items 5 and 6.
(3) Excludes 7,042,131 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 7 of 24 Pages

1.	Names of Reporting Persons Granite Global Ventures II L.L.C.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,418,680 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,418,680 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,418,680 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.0%(4)
14.	Type of Reporting Person OO

(1) Includes 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II and (ii) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held directly by GGV II EF. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV Committee Members and the GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities.  The GGV Committee Members and the GGV II Committee Members own no securities of the Issuer directly. See Item 5.
(2) Excludes from the Common Shares described in footnote (1) above 2,444,138 Common Shares beneficially owned by the GGV Entities and GGV GP. The GGV II Entities and GGV II GP expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV Entities and GGV GP and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV Entities and GGV GP. See Items 5 and 6.
(3) Excludes 7,042,131 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 8 of 24 Pages

1.	Names of Reporting Persons Ray A. Rothrock
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,862,818 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,862,818(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,862,818 (1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.8%(3)
14.	Type of Reporting Person IN

(1) Includes (i) 2,403,078 Common Shares held directly by GGV, (ii) 41,060 Common Shares held directly by GGV LP, (iii) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II, and (iv) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held by GGV II EF. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV Committee Members and GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes 7,042,131 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(3) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 9 of 24 Pages

1.	Names of Reporting Persons Anthony Sun
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,862,818 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,862,818(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,862,818 (1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.8%(3)
14.	Type of Reporting Person IN

(1) Includes (i) 2,403,078 Common Shares held directly by GGV, (ii) 41,060 Common Shares held directly by GGV LP, (iii) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II, and (iv) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held by GGV II EF. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV Committee Members and GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes 7,042,131 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(3) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 10 of 24 Pages

1.	Names of Reporting Persons Scott B. Bonham
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,862,818 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,862,818(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,862,818 (1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.8%(3)
14.	Type of Reporting Person IN

(1) Includes (i) 2,403,078 Common Shares held directly by GGV, (ii) 41,060 Common Shares held directly by GGV LP, (iii) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II, and (iv) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held by GGV II EF. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV Committee Members and GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes 7,042,131 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(3) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 11 of 24 Pages

1.	Names of Reporting Persons Joel D. Kellman
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,862,818(1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,862,818 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,862,818 (1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.8%(3)
14.	Type of Reporting Person IN

(1) Includes (i) 2,403,078 Common Shares held directly by GGV, (ii) 41,060 Common Shares held directly by GGV LP, (iii) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II, and (iv) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held by GGV II EF. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV Committee Members and GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes 7,042,131 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(3) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 12 of 24 Pages

1.	Names of Reporting Persons Hany M. Nada
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,862,818 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,862,818 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,862,818 (1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.8%(3)
14.	Type of Reporting Person IN

(1) Includes (i) 2,403,078 Common Shares held directly by GGV, (ii) 41,060 Common Shares held directly by GGV LP, (iii) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II, and (iv) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held by GGV II EF. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV Committee Members and GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes 7,042,131 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(3) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 13 of 24 Pages

1.	Names of Reporting Persons Thomas K. Ng
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,862,818 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,862,818 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,862,818 (1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.8%(3)
14.	Type of Reporting Person IN

(1) Includes (i) 2,403,078 Common Shares held directly by GGV, (ii) 41,060 Common Shares held directly by GGV LP, (iii) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II, and (iv) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held by GGV II EF. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV Committee Members and GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes 7,042,131 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(3) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 14 of 24 Pages

1.	Names of Reporting Persons Jixun Foo
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,418,680(1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,418,680 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,418,680 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.0%(4)
14.	Type of Reporting Person IN

(1) Includes (i) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II and (ii) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held directly by GGV II EF. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes from the Common Shares described in footnote (1) above 2,444,138 Common Shares beneficially owned by the GGV Entities. The GGV II Entities, GGV II GP, Messrs. Foo and Solomon and Ms. Lee expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV Entities and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV Entities. See Items 5 and 6
(3) Excludes 7,042,131 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 15 of 24 Pages

1.	Names of Reporting Persons Glenn Solomon
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,418,680 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,418,680 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,418,680 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.0%(4)
14.	Type of Reporting Person IN

(1) Includes (i) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II and (ii) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held directly by GGV II EF. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes from the Common Shares described in footnote (1) above 2,444,138 Common Shares beneficially owned by the GGV Entities. The GGV II Entities, GGV II GP, Messrs. Foo and Solomon and Ms. Lee expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV Entities and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV Entities. See Items 5 and 6
(3) Excludes 7,042,131 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 16 of 24 Pages

1.	Names of Reporting Persons Jenny Lee
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,418,680 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,418,680 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,418,680 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.0%(4)
14.	Type of Reporting Person IN

(1) Includes (i) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II and (ii) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held directly by GGV II EF. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes from the Common Shares described in footnote (1) above 2,444,138 Common Shares beneficially owned by the GGV Entities. The GGV II Entities, GGV II GP, Messrs. Foo and Solomon and Ms. Lee expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV Entities and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV Entities. See Items 5 and 6
(3) Excludes 7,042,131 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

Explanatory Note

  This Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission on June 6, 2013 (the “Original Schedule 13D”). This Schedule 13D/A is being filed to report the open market sales of shares of common stock of Pactera Technology International Ltd. (the “Issuer”) by the Reporting Persons.

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 4	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On September 12, 2013, BCP (Singapore) VI Cayman Acquisition Co. Ltd. (the “Sponsor”), which is an affiliate of funds managed or advised by Blackstone Singapore Pte. Ltd. or its affiliates, the Senior Management Member Representative, on behalf of Pactera Management, and the GGV II Entities submitted a binding definitive offer for the Company (the “New Proposal Letter”) to J.P. Morgan Securities (Asia Pacific) Limited, the financial advisor to the special committee of the board of directors of the Company (the “Special Committee”), to acquire all the outstanding Common Shares and ADSs of the Company, other than Common Shares and ADSs owned by the Consortium that may be rolled over (the “Transaction”), on the following terms:

•	The Consortium consists of the Sponsor, Pactera Management and the GGV II Entities.
•	The New Proposal Letter stated that the offer price for the Transaction is $7.00 in cash per Common Share/ADS. It has been adjusted down from the initial non-binding offer price of $7.50 per Common Share/ADS contained in the Proposal Letter dated May 20, 2013, which was based on publicly available information at that time, due to several factors, including that, subsequent to the Proposal Letter, the Company has experienced and disclosed weaker than expected financial performance; the Company has made two downward revisions to its fiscal year 2013 estimated revenue and net income outlook for the business; and the global financing market has experienced a sharp increase in volatility, as evidenced by a significant expansion in yields, and continues to face an uncertain global macroeconomic outlook.

•	The New Proposal Letter stated that the Consortium intends to finance the Transaction with a combination of equity provided by the Sponsor, rollover equity from Pactera Management and the GGV II Entities, and fully-committed debt underwritten and arranged by a group of leading international banks, including Bank of America Merrill Lynch, Citigroup Global Markets Asia Limited and HSBC Bank USA, NA (the “Financing Banks”), and that the New Proposal Letter is not subject to financing conditions as the equity and debt to complete the proposed Transaction is secured.

•	The Consortium requested an exclusivity period from the date of receipt of the New Proposal Letter to October 11, 2013, during which time the Consortium expects the Special Committee, the Company and their respective representatives not to solicit, negotiate or otherwise pursue any other offer for the sale of the Company or its business. The New Proposal Letter stated that it would be effective until 5:00 p.m. Hong Kong time on September 23, 2013, after which the Consortium would reserve the right to withdraw the New Proposal Letter.

•	The New Proposal Letter also stated that, based on the data access the Consortium has received, the Consortium has completed its due diligence, subject only to certain confirmatory items to be made available by the Special Committee at the final stage of the process, and the Consortium is confident in its ability to close the Transaction expeditiously. The Consortium expects that the regulatory approvals required for the Transaction will include customary SEC filings, HSR filings (if applicable) and PRC merger control clearance. The New Proposal Letter also stated that it did not constitute a binding obligation to effect the proposed Transaction, and any such binding obligation would be set forth only in the definitive agreements with respect to the proposed Transaction.

As described above, the Consortium has obtained certain debt commitment letters (the “Debt Commitment Letters”) issued by the Financing Banks, dated September 10, 2013, September 12, 2013 and September 12, 2013, respectively. Pursuant to the terms of the Debt Commitment Letters, the Financing Banks have agreed to arrange and underwrite debt financing (the “Debt Financing”) in an aggregate amount which, together with the Consortium’s other proposed financing described above, is sufficient to fund the Transaction, subject to various customary terms and conditions contained in the Debt Commitment Letters.

The description of the New Proposal Letter set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the New Proposal Letter, which has been filed as Exhibit 7.12, and is incorporated herein by this reference.

Item 5	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)
As of the date hereof, (i) GGV is the record owner of 2,403,078 Common Shares, (ii) GGV LP is the record owner of 41,060 Common Shares, (iii) GGV II is the record owner of 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs and (iv) GGV II  EF is the record owner of 44,602 Common Shares and 25,492 Common Shares represented by the ADSs.

As the sole general partner of GGV and GGV LP, GGV GP may be deemed to beneficially own 2,444,138 Common Shares owned by GGV and GGV LP.

As the sole general partner of GGV II  and GGV II EF, GGV II GP may be deemed to beneficially own 3,418,680 Common Shares and Common Shares represented by the ADSs owned by GGV II and GGV II EF.

As members of the investment committee of GGV GP, Messrs. Bonham, Kellman, Nada, Ng, Sun and Rothrock may be deemed to beneficially own 2,444,138 Common Shares owned by GGV and GGV LP.

As members of the investment committee of GGV II GP, Messrs. Rothrock, Sun, Bonham, Kellman, Foo, Solomon, Nada, Ng and Ms. Lee may be deemed to beneficially own 3,418,680 Common Shares and Common Shares represented by the ADSs owned by GGV II and GGV II EF.

Pursuant to Rule 13d-5(b) of the Act, the Reporting Persons may be deemed to beneficially own the total of 5,862,818 Common Shares beneficially owned by all the Reporting Persons, as a “group” (within the meaning of Rule 13d-5(b) under the Act), which constitute approximately 6.8% of the outstanding Common Shares. Additionally, by reason of the Investment Agreement, Consortium Agreement, the Proposal Letter and the Joinder Agreements as described in Item 4 above, the GGV II Entities, GGV II GP and the GGV II Committee Members may also be deemed to beneficially own the aggregate of 7,042,131 Common Shares beneficially owned by Pactera Management, as a “group” (within the meaning of Rule 13d-5(b) under the Act).  However, each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by Pactera Management, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Common Shares directly or indirectly held by Pactera Management or is a member of a group with Pactera Management.

(b)
Reporting Person	Sole Power to Vote or Direct the Vote	Sole power to dispose or direct the disposition	Shared power to vote or to direct the vote	Shared power to dispose or to direct the disposition	Beneficial Ownership Percentage
Granite Global Ventures (Q.P.) L.P.	0	0	2,444,138	2,444,138	2.9%
Granite Global Ventures L.P.	0	0	2,444,138	2,444,138	2.9%
Granite Global Ventures L.L.C.	0	0	2,444,138	2,444,138	2.9%
Granite Global Ventures II L.P.	0	0	3,418,680	3,418,680	4.0%
GGV Entrepreneurs Fund II L.P.	0	0	3,418,680	3,418,680	4.0%
Granite Global Ventures II L.L.C.	0	0	3,418,680	3,418,680	4.0%
Scott Bonham	0	0	5,862,818	5,862,818	6.8%
Joel Kellman	0	0	5,862,818	5,862,818	6.8%
Hany Nada	0	0	5,862,818	5,862,818	6.8%
Thomas Ng	0	0	5,862,818	5,862,818	6.8%
Anthony Sun	0	0	5,862,818	5,862,818	6.8%
Ray Rothrock	0	0	5,862,818	5,862,818	6.8%
Jixun Foo	0	0	3,418,680	3,418,680	4.0%
Glenn Solomon	0	0	3,418,680	3,418,680	4.0%
Jenny Lee	0	0	3,418,680	3,418,680	4.0%

(c) Except as described herein, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information regarding the New Proposal Letter and the Debt Commitment Letters under Item 4 is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 7.12:

Binding Proposal Letter from Tiak Koon Loh (for and on behalf of Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng), BCP (Singapore) VI Cayman Acquisition Co. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. to J.P. Morgan Securities (Asia Pacific) Limited, dated as of September 12, 2013 (incorporated by reference to Exhibit 7.13 to the Schedule 13D/A filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng on September 13, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2013

GRANITE GLOBAL VENTURES (Q.P.) L.P.

GRANITE GLOBAL VENTURES L.P.

BY:	GRANITE GLOBAL VENTURES L.L.C.

ITS:	GENERAL PARTNER

By:	/s/ Hany M. Nada

Hany M. Nada

Managing Director

GRANITE GLOBAL VENTURES L.L.C.

By:	/s/ Hany M. Nada

Hany M. Nada

Managing Director

GRANITE GLOBAL VENTURES II L.P.

GGV II ENTREPRENEURS FUND L.P.

BY:	GRANITE GLOBAL VENTURES II L.L.C

ITS:	GENERAL PARTNER

By:	/s/ Hany M. Nada

Hany M. Nada

Managing Director

GRANITE GLOBAL VENTURES II L.L.C.

By:	/s/ Hany M. Nada

Hany M. Nada

Managing Director

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Ray A. Rothrock

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Anthony Sun

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Scott B. Bonham

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Joel D. Kellman

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Jixun Foo

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Glenn Solomon

/s/ Hany M. Nada

Hany M. Nada

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Thomas K. Ng

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Jenny Lee